EXHIBIT 5

                         NON-NEGOTIABLE PROMISSORY NOTE

Principal Amount: $50,000,000                                  November 18, 1999

         For value received, IVAX CORPORATION, a Florida corporation (the "MAKER"), promises to pay to FROST-NEVADA, LIMITED PARTNERSHIP, a limited partnership organized under the laws of Nevada ("PAYEE"), at such place as the Payee may designate from time to time, in lawful money of the United States of America, the principal sum of FIFTY MILLION DOLLARS ($50,000,000), together with interest in arrears on the unpaid principal balance at an annual rate equal to ten percent (10%), in the manner provided below. Interest shall be calculated on the basis of a year of 365 or 366 days, as applicable, and charged for the actual number of days elapsed.

         The principal balance of this Note shall be due and payable on January 17, 2001. Interest shall accrue on the outstanding principal balance of this Note from the date hereof until its repayment in full, at a rate equal to ten percent (10%) per annum, and shall be payable quarterly on the last day of each March, June, September and December, commencing on March 31, 2000. The entire principal balance of this Note, together with accrued and unpaid interest, shall be due and payable on January 17, 2001.

         If any payment of principal or interest on this Note is due on a day which is not a Business Day, such payment shall be due on the next succeeding Business Day, and such extension of time shall be taken into account in calculating the amount of interest payable under this Note. "BUSINESS DAY" means any day other than a Saturday, a Sunday or a legal holiday on which U.S. commercial banks located in Miami, Florida are closed for the purpose of conducting commercial banking business.

         Maker may, without premium or penalty, at any time and from time to time, prepay all or any portion of the outstanding principal balance due under this Note, provided that each such prepayment is accompanied by accrued interest on the amount of principal prepaid calculated to the date of such prepayment.

         Upon default in the timely payment of principal or interest, the entire principal amount outstanding and accrued interest thereon shall at once become due and payable at the option of the Payee upon notice to the Maker. This Note shall be binding upon the Maker and its successors and assigns, and shall inure to the benefit of the Payee and its successors and assigns, but the Payee may not assign or transfer this Note without the express written consent of the Maker. This Note shall be governed by the laws of the State

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of Florida. The Payee shall be entitled to collect from the Maker all costs and expenses incurred by the Payee in connection with the enforcement of this Note.

         IN WITNESS WHEREOF, Maker has executed and delivered this Note in New York, New York, as of the date first stated above.

                                              IVAX CORPORATION

                                              By: /s/ Phillip Frost, M.D.
                                                 ------------------------------
                                                 Phillip Frost, M.D.
                                                 Chairman of the Board
                                                 and Chief Executive Officer

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